Exhibit 99.51

Isotechnika Pharma Inc.

NEWS RELEASE

ISOTECHNIKA REPORTS SECOND QUARTER

2013 FINANCIAL RESULTS

Edmonton, Alberta – August 13, 2013 (ISA:TSX): Isotechnika Pharma Inc. (the “Company”) has released its financial results for the second quarter ended June 30, 2013.

Recent Developments

On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with privately held Aurinia Pharmaceuticals Inc. (“Aurinia”) for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which the Company will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively.

In addition, the Company and Aurinia have negotiated a tripartite settlement with ILJIN Life Science Co., Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10 million, plus up to $1.6 million upon the combined company reaching certain financing milestones. ILJIN will also own approximately 25% of the issued and outstanding shares of the combined company.

The transaction is subject to certain closing conditions including, among others, the completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), and the approval of Isotechnika’s shareholders at the Annual and Special Shareholders Meeting to be held on August 15, 2013.

The consolidation of the intellectual property through the merger and reaching a settlement agreement with ILJIN provides the combined company with a much higher probability of being able to obtain the necessary funding to continue the development of voclosporin for the lupus indication. Further, the combined company will be able to continue to explore strategic global partnership transactions for the transplant indication. Ideally, the company would advance both transplantation and lupus nephritis to optimize shareholder value. A combined company, having both the lupus nephritis and renal transplantation indications under a single corporate umbrella, would likely offer the most commercially attractive opportunity.

The Company, on June 26, 2013 closed the first tranche of a private placement, raising gross proceeds of $1.02 million by the issuance of 22,656,000 units at a price of $0.045 cents per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of five years from the closing date. The issue of the warrants is subject to shareholder approval. In order to help fund its operations in the immediate-term, the Company received loans in April, 2013 from each of Dr. Richard Glickman, who is a major Aurinia shareholder, and ILJIN consisting of the issuance of zero-coupon promissory notes in the principal amount of $200,000. Dr. Glickman and ILJIN each subscribed for Units in the private placement in the amount of $200,000 each and the promissory notes were cancelled.

Financial Results

The Company reported a consolidated net loss of $993,000 or $0.005 per common share for the three months ended June 30, 2013, as compared to a consolidated net loss of $2.3 million or $0.013 per common share for the three months ended June 30, 2012. For the six months ended June 30, 2013, the consolidated net loss was $1.8 million or $0.009 per common share compared to a consolidated net loss of $2.8 million or $0.016 per common share for the comparable period in 2012.

Revenue decreased to $87,000 for the three months ended June 30, 2013, compared to $90,000 for the three months ended June 30, 2012. The Company recorded revenue of $176,000 for the six months ended June 30, 2013, as compared to $5.9 million for the same period in 2012. The Company, in the first quarter of 2012, recorded license revenue of $4.4 million related to the Development, Distribution and License Agreement (“DDLA”) with ILJIN Life Science Co., Ltd. (“ILJIN”) which had previously been recorded as deferred revenue and also recorded $1.3 million of other revenue on the completion of a sale agreement with its partner, Lux Biosciences, Inc. for previously manufactured Active Pharmaceutical Ingredient.

Research and development expenditures decreased to $452,000 in the second quarter of 2013, compared to $817,000 in the second quarter of 2012. The Company incurred net research and development expenditures of $790,000 for the six months ended June 30, 2013, as compared to $1.6 million for the same period in 2012. The decrease reflects reduced activity, including reduced salary costs, due to the Company’s current limited financial resources.

Corporate and administration decreased to $503,000 for the second quarter of 2013, compared to $991,000 for the second quarter of 2012. The Company incurred corporate and administration expenditures of $1.0 million for the six months ended June 30, 2013, as compared with $2.0 million for the same period in fiscal 2012. Corporate and administration expenses decreased primarily due to lower professional and consulting fees. The Company had incurred higher fees due to consulting services related to strategic alternatives and legal fees related to the termination of the DDLA with ILJIN and the resulting arbitral process in 2012.

Other expense (income) reflected a loss of $43,000 for the second quarter ended June 30, 2013 compared with a loss of $400,000 for the same period in 2012. Other expense (income) reflected a loss of $5,000 for the six months ended June 30, 2013 compared to an expense of $4.6 million for the same period in 2012. Other expense for the six months ended June 30, 2012 included a non-cash loss of $4.2 million on the ILJIN derivative financial instrument. There was no similar item in 2013.

For further discussion of the Company’s financial results for the three months ended June 30, 2013 the unaudited interim condensed consolidated financial statements and the Management’s Discussion and Analysis are accessible on Isotechnika’s website at www.isotechnika.com or at www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

This press release may contain forward-looking information, within the meaning of applicable Canadian securities laws, including, but not limited to, statements with respect to the merger of the Company and Aurinia, the proposed business of the combined company, the combined company having a higher probability of being able to obtain necessary funding, the combined company being able to continue to explore strategic global partnership transactions, the combined company offering the most commercially attractive opportunity, the completion of the Unit Offering and the gross proceeds therefrom and other information or statements about future events or conditions which may prove to be incorrect.

The forward-looking statements and information contained in this press release are based on certain factors and assumptions made by management of the Company including, but not limited to Aurinia, ILJIN and the Agent fulfilling their obligations in the various agreements the Company has entered into with them.

The forward-looking statements and information contained in this press release are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from those anticipated including, but not limited to, risks relating to the transactions not proceeding for any reason, the Company not being able to obtain sufficient funding from the completion of the Unit Offering, the anticipated synergies between the Company and Aurinia not proceeding as expected, regulatory approval for the merger, and the impact of any occurring natural disasters and economic, business and market conditions.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary materially from those described herein. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

These forward-looking statements and information are made as of the date of this press release, and the Company has no intention and assumes no obligation to update or revise any forward-looking statements or information to reflect new events or circumstances, except as required by applicable Canadian securities laws.

For More Information:

Dr. Robert Foster President & CEO Isotechnika Pharma Inc. 780-487-1600 (247) 780-484-4105 (fax) rfoster@isotechnika.com	Mr. Dennis Bourgeault Chief Financial Officer Isotechnika Pharma Inc. 780-487-1600 (226) 780-484-4105 (fax) dbourgeault@isotechnika.com

Isotechnika Pharma Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three and six month periods ended June 30, 2013 and 2012

(expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Six months ended
	June 30, 2013 $	June 30, 2012 $	June 30, 2013 $	June 30, 2012 $
Revenue
Licensing revenue	60	48	119	4,498
Research and development revenue	27	27	55	55
Contract services	—	15	2	37
Other	—	—	—	1,300

	87	90	176	5,890

Expenses
Research and development	452	817	790	1,619
Corporate and administration	503	991	1,001	1,977
Amortization of property and equipment	13	147	27	295
Amortization of intangible assets	69	67	138	132
Contract services	—	11	1	30
Other expense (income)	43	400	5	4,634

	1,080	2,433	1,962	8,687

Net loss for the period	(993)	(2,343)	(1,786)	(2,797)
Other comprehensive income (loss)
Net change in fair value on Investment	(47)	—	(224)	—

Comprehensive loss for the period	(1,040)	(2,343)	(2,010)	(2,797)

Loss per share (expressed in $ per share)
Basic and diluted net loss per common share	(0.005)	(0.013)	(0.009)	(0.016)